December 20, 2017

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2016, filed May 1, 2017

File No. 001-14370

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Arakawa:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 20, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”). On behalf of the Company, we hereby provide the response set forth below to the comments in the Comment Letter.

Item 4. Information on the Company

Reserves, Page 56

1. We note your reserves for the Orcopampa, Uchucchacua, Julcani and Mallay properties were audited by Geominería S.A.C. and the Tambomayo, La Zanja and Tantahuatay were audited by HATCH with effective dates as of December 31, 2016. Please forward to our engineer as supplemental information and not as part of your filing, copies of these audit reports, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of for a 33 Act filing, Rule 418 (b) of Regulation C or for a 34 Act filing, Rule 12b-4 of the Exchange Act.

The Company acknowledges the Staff's comment and will forward to the Staff’s engineer as supplemental information copies of the Geominería S.A.C. audit reports for the Orcopampa, Uchucchacua, Julcani and Mallay properties and copies of the HATCH audit reports for the Tambomayo, La Zanja and Tantahuatay properties, as required by Industry Guide 7(c).

Compania de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

Notes to the consolidated financial statements

11. Investments in associates, page F-47

2. We note that your equity method investee, Minera Yanacocha S.R.L. has experienced significant net losses and declining cash flows from operations for the past three years. Please tell us how you considered these factors in determining whether your investment in Yanacocha was impaired as of December 31, 2016 under paragraphs 40 through 43 of IAS 28. If an impairment test was performed, please tell is in sufficient detail how you determined that no impairment existed. Please also expand your disclosure to discuss your evaluation of any impairment indicators, if an impairment test was performed and the underlying assumptions used in your impairment calculations.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s management conducted impairment testing relating to its investment in Minera Yanacocha S.R.L. (“Yanacocha”) during December 2016. As further detailed below, the Company determined that no impairment was required at December 31, 2016. The Company’s evaluation of impairment indicators and underlying assumptions used in its impairment calculations are described below.

The Company, through its subsidiary Compañía Minera Condesa S.A., owns a 43.65% equity interest in Yanacocha, which engages in gold and exploration and development of gold and copper projects in Peru.

During the three years ended December 31, 2016, Yanacocha experienced net losses and declining cash flows from operations as follows:

	Net loss		Cash flows from operations
	(US$ 000)		(US$ 000)

2014	(400,338)	(*)	375,189
2015	(450,195)		274,450
2016	(1,043,752)	(*)	140,200

(*)	The 2014 and 2016 figures include impairment losses of US$541.1 million and US$889.5 million, respectively.

As a result of these net losses and declining cash flows from operations, Yanacocha’s management determined that impairment testing was required as of December 31, 2016, which resulted in recognizing an impairment loss of US$889.5 million related to Yanacocha’s mine cash generating unit. This amount is separately presented in Yanacocha’s statement of comprehensive income for the year ended December 31, 2016.

As a result of the foregoing, the Company’s management determined that there was objective evidence that its investment in Yanacocha might be impaired. In accordance with paragraphs 40 through 43 of IAS 28 “Investments in Associates and Joint Ventures”, the Company applied IAS 39 “Financial Instruments: Recognition and Measurement” to determine whether it was necessary to recognize any additional impairment loss with respect to its investment in Yanacocha as of December 31, 2016.

The Company’s management considered the following indicators for Yanacocha when performing its impairment testing:

	2014	2015	2016

Volume of sales (in ounces)	967,970	924,175	636,931
Cost applicable to sales (US$/ounce)	949	819	1,219
Gross margin (in thousands of US$)	252,877	287,539	(439)
Cash flow from operations (in thousands of US$)	375,189	274,450	140,200

In order to evaluate whether to record an additional impairment loss, the Company used a value in use calculation, which resulted in the recoverable amount of the investment exceeding its carrying amount by US$126.1 million, as follows:

US$(000)

Estimated present value of future cash flows of Yanacocha	1,211,851
Equity participation (43.65%) in present value of future cash	528,973
Investment in Yanacocha	402,866
Recoverable amount of investment in excess of carrying amount	126,107

Based on the analysis set forth above, the Company’s management concluded that no additional impairment loss was required to be recognized in respect of its investment in Yanacocha as of December 31, 2016.

The Company respectfully notes the Staff’s comment about expanding its disclosure to discuss whether an impairment test was performed, its evaluation of any impairment indicators, and the underlying assumptions used in its impairment calculation. The Company proposes to expand its disclosure in future filings of Form 20-F as follows:

In 2016, the Company’s management determined that there was objective evidence that its investment in Yanacocha might be impaired. During 2016, compared to prior years, Yanacocha experienced a decrease in the volume of gold produced, an increase in production costs, and a decrease in operating cash flows, all of which resulted from a depletion of Yanacocha’s gold reserves. As a result of these indicators, the Company performed an impairment test in December 2016.

The recoverable amount of the Company’s investment in Yanacocha was determined to be US$528.9 million as of December 31, 2016, which was based on a value in use calculation using cash flow projections from Yanacocha’s financial budgets from 2017 to 2026. As a result of this analysis, the Company concluded that no additional impairment loss on its investment in Yanacocha was required to be recorded as the recoverable amount exceeded the recorded value of the investment.

In performing its impairment testing, the Company determined that the recoverable amount was most sensitive to the following assumptions:

•	Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

•	Commodity prices: Forecasted commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated gold prices for the current and long-term periods were as follows: US$1,221/ounce for 2017 and US$1,300/ounce for 2018 and thereafter.

•	Discount rate: In calculating the value in use, the Company applied a pre-tax discount rate of 7.1% to the pre-tax cash flows. This discount rate was derived from the Yanacocha’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the investment.

*       *       *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5602, Trevor K. Truman at +44-20-7615-3186 or Stephanie Keats at 212-530-5128.

Sincerely,

/s/ Marcelo Mottesi

Marcelo Mottesi

cc:	Securities and Exchange Commission:

Rufus Decker

Compañía de Minas Buenaventura S.A.A.:

Leandro García

Gulnara LaRosa

Rodrigo Echecopar